

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2021

Luke McGee
Chief Executive Officer
AdaptHealth Corp.
220 West Germantown Pike Suite 250
Plymouth Meeting, PA 19462

> **Re: AdaptHealth Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 22, 2020**
> **File No. 001-38399**

Dear Mr. McGee:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Brandt